Exhibit 1
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TR-1: Notifications of Major Interests in Shares
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1. Identity of the issuer or the underlying             WPP Group plc
issuer of existing shares to which voting
rights are attached:
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2. Reason for notification (yes/no)
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                                                                            Yes
An acquisition or disposal of voting rights
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An acquisition or disposal of financial instruments
which may result in the acquisition of shares already
issued to which voting rights are attached
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An event changing the breakdown of voting rights
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Other (please specify):
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3. Full name of person(s) subject to                    INVESCO Ltd
notification obligation:
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4. Full name of shareholder(s)
(if different from 3):
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5. Date of transaction (and date on which               08 August 2008
the threshold is crossed or reached if different):
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6. Date on which issuer notified:                           13 August 2008

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7. Threshold(s) that is/are crossed or reached:             5%, 4%
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
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8: Notified Details
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A: Voting rights attached to shares
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
Class/type of shares     Situation previous to the    Resulting situation after the triggering
If possible use ISIN     triggering transaction       transaction
code
                         -------------------------------------------------------

                         Number of      Number of     Number of      Number of voting           Percentage of
                         shares         voting        shares         rights                     voting rights
                                        rights
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

                                                                    Direct     Indirect         Direct          Indirect
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Ordinary 10p Shares      60,270,835     60,270,835    57,800,827               57,800,827                          4.93%
(GB00B0J6N107)
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

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B: Financial Instruments

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Resulting situation after the triggering transaction
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

Type of financial      Expiration date      Exercise/            No. of voting rights       Percentage of
instrument                                  conversion           that may be acquired (if   voting rights
                                            period/date          the instrument
                                                                 exercised/converted)
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

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Total (A+B)
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
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Number of voting rights                                   Percentage of voting rights
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57,800,827                                                4.93%
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

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9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
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JP Morgan Chase - 657,263

Vidacos Nominees - 59,693

Citibank (Hong Kong) - 20,000

Japan Trustee Services Bank - 596,291

Other - 56,467,580

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Proxy Voting:
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10. Name of proxy holder:

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11. Number of voting rights proxy
holder will cease to hold:

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12. Date on which proxy holder will
cease to hold voting rights:

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13. Additional information:

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14 Contact name:                                          Samantha Edwards

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15. Contact telephone name:                               01491 417404

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